  Exhibit 99.1

Prophecy Commenced Drilling At Pulacayo Paca Silver Project

Vancouver, British Columbia, September 30, 2019 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX:PCY, OTCQX: PRPCF, Frankfurt:1P2N) is pleased to announce a 5,000-meter diamond drilling at its Pulacayo Paca silver-zinc-lead deposit in Bolivia has started with first set of assay results expected in early November, 2019. Pictures of core samples are available at www.prophecydev.com.

Michael Doolin, CEO of Prophecy states, “We are very excited to restart the development of our 100% controlled Pulacayo-Paca silver deposits in the prolific silver-mining Potosi department in Bolivia. Pulacayo is a large system in a well-known silver district that is ripe for additional discoveries.”

Phase 1 drilling will be comprised of surface drilling to expand the NI43-101 compliant Paca resource (see Company’s press release dated November 22nd, 2017) in the northern and eastern directions where previous drill holes encountered high grade surface intercepts, including PND-062, which included 42 meters of 406 g/t Ag located on the edge of the resource envelope. The Company will also evaluate upgrading the Paca resource from an Inferred category to Measured and Indicated categories through infill drilling. Some of the high grade zone extensions being explored are shown below:

hole Nº	from - to (m)	int (m)	Ag (g/t)	Pb (%)	Zn %
PND008	18.0 – 33.5	15.5	314	1.0	0.4
PND029	12.0 – 22.3	10.3	436	0.0	0.0
PND062	10.0 – 52.0	42.0	406	0.8	0.1
ESM2	0.0 – 38.0	38.0	411	1.4	1.2

About Paca Deposit
The Paca deposit is located in southwestern Bolivia approximately 7 km north of the Pulacayo deposit approximately 20 kilometers from the town of Uyuni by paved highway. Water, local skilled workforce and power are readily available onsite.

The 2017 mineral resource estimate prepared by Mercator for the Paca deposit outlined an Inferred resource of 2.54 million tonnes at a weighted average grade of Ag 256 g/t, Pb 1.03%, Zn 1.10% (Ag Eq. 342 g/t) (from technical report effective October 20th, 2017 “UPDATED MINERAL RESOURCE ESTIMATE TECHNICAL REPORT for the PULACAYO PROJECT” available on SEDAR). The contained metal content estimated by the Company of the inferred category resources is 20.9 million ounces of silver, 57.7 million pounds of lead and 61.6 million pounds of zinc.

The geology of the Paca deposit includes a core zone of feeder-style mineralization associated predominantly with brecciated andesite, plus additional zones of shallowly dipping mantos-style mineralization that are hosted by the surrounding volcano-sedimentary sequence. The Paca deposit remains open at depth and along strike.

The Paca mineralization starts from surface, and the deposit may be amenable to open-pit mining which will be evaluated in the future.

Phase 2 Drilling

Phase 2 Pulacayo surface drilling is scheduled to commence in November, 2019. The plan is to expand the Pulacayo resource base along strike from 1km to 3km and at depth from 300m to 600m. There will also be infill drilling to confirm the geological model and test continuity of shallow high grade indicated resource blocks that are near the San Leon tunnel and accessible through the existing adit. Some of the high grade zone extensions being explored are shown below:

hole Nº	from - to (m)	int (m)	Ag (g/t)	Pb (%)	Zn %	Distance from adit (m)
PUD005	96.2 – 108.0	11.9	689	1.9	1.4	-67.5
PUD007	70.0 – 96.8	26.8	517	2.3	4.2	-44.5
PUD057	374.0 – 378.0	4.0	1,184	0.8	2.3	-137.5
PUD069	281.0 – 294.0	13.0	624	2.1	4.2	-46.0
PUD109	293.6 – 298.4	4.8	3,607	3.8	4.1	-30.4
PUD118	174.0 – 184.0	10.0	1,248	1.7	2.6	-93.9
PUD134	128.2 – 151.5	23.3	514	1.3	1.9	-55.7
PUD150	290.0 – 302.0	11.2	882	0.4	0.6	-75.2
PUD159	343.0 – 354.0	11.0	790	0.6	0.6	-116.6
PUD170	237.0 – 239.0	2.0	3,163	0.1	0.9	-32.5

About Pulacayo Deposit
A 2017 mineral resource estimate prepared by Mercator for the Pulacayo deposit based on 400 AgEq cutoff, outlined 2.08 million tonnes at a weighted average grade of Ag 455 g/t, Pb 2.18%, Zn 3.19% (Ag Eq. 594 g/t) in the Indicated category and 0.48 million tonnes at a weighted average grade of Ag 406 g/t, Pb 2.08%, Zn 3.93% (Ag Eq. 572 g/t) in the Inferred category (from technical report effective October 20th, 2017, “UPDATED MINERAL RESOURCE ESTIMATE TECHNICAL REPORT for the PULACAYO PROJECT” available on SEDAR).

Based on the resource statement, the contained metal content of the the indicated resources are 30.4 million ounces of silver, 100.0 million pounds of lead and 146.3 million pounds of zinc. The contained metal content of the inferred category resources are 6.3 million ounces of silver, 22.0 million pounds of lead and 41.6 million pounds of zinc.

The Mercator study superceded the previous 2013 feasibility study by TWP Sud America that outlined an historic resource starting from surface of 20.7 million tonnes grading 100g/t at a lower cut off grade, containing 70 million oz of silver. The TWP study is now considered historic in nature and should not be relied up on.

Past Pulacayo production was predominantly from the Tajo Vein System (TVS) which extends over a strike length of more than 2.5 km and to a depth of at least 1,000 meters. Prior resource drilling only covered approximately 30% of the (TVS) strike length. With additional drilling, Prophecy feels that there is great potential to discover additional resources along the TVS structure.

Prophecy’s wholly owned Bolivian subsidiaries (acquired from Apogee Silver Ltd in 2015) have invested over US$25million in Pulacayo-Paca since 2005 which included over 80,000 meters of drilling. The Company is developing and operating at Pulacayo with full local community support.

Qualified Person and Technical Notes

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by the Company. Mr. Oosterman is a Qualified Person (“QP”) as defined by the guidelines in NI 43-101. AgEq cutoffs discussed in this release are based on the following formula: AgEg. (g/t) = Ag (g/t)*89.2% + (Pb% *(US$0.94/lb. Pb /14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000*91.9%) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000*82.9%). Metal prices used in the silver equivalent calculation are US$16.50/Troy oz. Ag, US$0.94/lb Pb and US$1.00/lb Zn.

About Prophecy

Prophecy is developing Pulacayo silver project in Bolivia and Gibellini vanadium project in Nevada. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.
ON BEHALF OF THE BOARD

“Michael Doolin”
Chief Executive Officer

For more information about Prophecy, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@prophecydev.com
www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Prophecy’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Prophecy’s forward-looking statements. Prophecy believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Prophecy has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Prophecy undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.

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